EXHIBIT 1 TO FORM 3
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Name and Registered Address of Reporting Person
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Credit Suisse First Boston, on behalf of
Credit Suisse First Boston business unit
Uetlibergstrasse 231, P.O. Box CH-8045
Zurich, Switzerland

Date of Event Requiring Statement
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March 24, 1999

Issuer Name and Ticker or Trading Symbol
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Ascent  Assurance  Inc.  Neither  the ticker,  nor the  trading  symbol has been assigned.

Explanation of Responses
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This Form 3 is being filed by Credit Suisse First Boston (the  "Bank"),  a Swiss bank, on behalf if itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an indirect wholly-owned subsidiary of the Bank, indirectly beneficially owns the securities reported herein through its wholly-owned subsidiary, Special Situations Holdings, Inc. -- Westbridge ("SPV"). The principal business offices of CSFBC and SPV are 11 Madison Avenue, New York, New York, 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.